**FORM 6-K**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**


**Report of Foreign Private Issuer**


**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**


For the month of December 2012
Commission File Number 1-31318

# Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code:      ZAE000018123

**DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY**

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr J Pauley, a Director of a
major subsidiary of Gold Fields Limited, has exercised Share
Options which were issued to him in terms of The GF Management
Incentive Scheme, as amended and has sold Bonus Shares ("BS")
which were awarded to him in terms of the Gold Fields Limited
2012 Share Plan.

**Share Options** are offered at a strike price, with a third of the
total share option grant vesting upon the second, third and
fourth anniversaries of the grant date. The vested options can be
exercised before the expiry date which is seven years from the
grant date. The value of the Options which a participant may
exercise will be the difference between the Share price at the
date of exercise and the Strike price on the allocation date.


Details of the transaction are set out below:

|  | **J Pauley** |
|---|---|
| Nature of transaction | Off market exercise of options / On market sale of shares in terms of the above scheme |
| Transaction Date | 18 December 2012 |
| Number of Shares | 2400 |
| Class of Security | Ordinary shares |
| Strike Price per share option | R63.65 |
| Market Price per share | R100.6248 |
| Total Value | R241 499.52 |
| Total proceeds | R88 739.52 |
| Vesting Period | A third of the total share option grant vests upon the second, third and fourth anniversaries of the grant date and the options expire seven years from grant date. |
| Nature of interest | Direct and Beneficial |
|  |  |
|  | **J Pauley** |
| Nature of transaction | Off market exercise of options / On market sale of shares in terms of the above scheme |
| Transaction Date | 18 December 2012 |
| Number of Shares | 2400 |
| Class of Security | Ordinary shares |

| | |
|---|---|
| Strike Price per share option | R63.65 |
| Market Price per share | R100.5833 |
| Total Value | R241 399.92 |
| Total proceeds | R88 639.92 |
| Vesting Period | A third of the total share option grant vests upon the second, third and fourth anniversaries of the grant date and the options expire seven years from grant date. |
| Nature of interest | Direct and Beneficial |
| | |
| | **J Pauley** |
| Nature of transaction | On market sale of shares in terms of the BS |
| Transaction Date | 18 December 2012 |
| Number of Shares | 2463 |
| Class of Security | Ordinary shares |
| Market Price per share | R100.0010 |
| Total Value | R246 302.46 |
| Vesting Period | 50% of the award vests 9 months following the grant date and the remaining 50% vests 18 months following the grant date. |
| Nature of interest | Direct and Beneficial |
| | |

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

19 December 2012
Sponsor:
JP Morgan Equities Limited

# Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**GOLD FIELDS LIMITED**

Date:   20 December 2012

By:

Name:   Mr W J Jacobsz
Title:   Senior Vice President:  Investor Relations and Corporate Affairs